Exhibit 99.19

SolarBank Corporation Announces Successful IPO,
Shares Commence Trading on the CSE Under the Symbol SUNN

●	100+ solar power plants completed and under management in Canada and U.S. over last decade placing SUNN as a pioneer in design and development of distributed solar power plants

●	100% customer retention rate since inception, 4,000+ community solar subscribers, 90% government contracts, Fortune 500 companies as customers

●	700 megawatts of solar development pipeline, 60 megawatts built; SolarBank is one of North America’s leading solar and storage companies.

●	Expansion includes new markets, new technologies, becoming an Independent Power Producer

NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES

Toronto, Ontario, March 2, 2023 — SolarBank Corporation (CSE: SUNN) (“SolarBank” or the “Company”) a developer, owner, and operator of distributed solar power plants across North America, today announces that following the successful completion of its $6,037,500 Initial Public Offering (“IPO”) (please refer to press release dated March 1, 2023), the common shares of the Company (“Common Shares”) will begin trading on the Canadian Securities Exchange effective at open of market today under the ticker symbol “SUNN”.

Completing its first project more than 10 years ago, SolarBank has built a reputation as a trusted developer, engineer, and asset operator specializing in behind-the-meter (“BTM”) solar plants, grid-connected community solar gardens, and utility-scale solar farms. The Company brings a comprehensive solution to its customers, inclusive of ESG (environment, social, governance) best practices, EPC (engineering, procurement and construction) expertise, understanding of incentive packages, and access to low-cost financing.

SolarBank has completed hundreds of solar power plants across an array of applications from rooftop installations to ground-mount solar farms for commercial and industrial (“C&I”) clients, including Fortune 500 companies (including Honeywell International), utilities, municipalities, and more. The Company has completed 70 community solar projects in collaboration with Central New York Regional Planning and Development Board. Approximately 90 percent of SolarBank’s contracts to date have been awarded by governments in the Company’s primary regions of focus so far: Ontario in Canada and New York and Maryland in the U.S.

SolarBank has an experienced management team with over 100 years of combined expertise in the renewable and clean energy industry coupled with a strongly defined philosophy and financial vision for successful growth. The team is led by Dr. Richard Lu who has more than 25 years of global experience in the energy industry developing and implementing business strategies for organizations in North America, Europe and Asia. Dr. Lu has held senior positions with Enbridge Gas Distribution, Husky Injection Molding Systems Ltd., Toronto Hydro Corporation and Dillon Consulting.

“The IPO represents not only a milestone for our company and investors, but an inflection point as well,” said Dr. Richard Lu, President and Chief Executive Officer at SolarBank. “We have grown methodically to galvanize our reputation in our focus markets and now, with thousands of C&I and community solar projects becoming available across North America amid an unprecedented push for decarbonization and surging demand for clean energy, we are in an optimal position for horizontal and vertical expansion. I’d like to welcome all the new investors that have joined us and look forward to frequent updates as we move into this new phase of growth.”

Historically, SolarBank has operated through a “build-and-manage” revenue model, wherein the Company originates, develops, designs, constructs and brings a solar project to the operational phase, at which point the completed project is turned over to the owner (for example investment funds, private equity owners, Fortune 500 company, or similar entity). Subsequently, SolarBank often is contracted for long-term operations/maintenance of the project. The Company is currently operating more than 100 solar plants with a capacity of more that 60 megawatts (“MW”).

SolarBank is deeply committed to job creation and supporting local communities in a unified effort to combat climate change and democratize clean energy access. For every project, the Company recruits and utilizes local companies and contractors throughout the entire process from design and permitting, through construction and maintenance.

Going forward, SolarBank will judiciously fold-in a “build-and-own” revenue model. Rather than transferring ownership and seeking to serve as operator, the Company will retain ownership of select solar projects, subsequently selling the energy to a utility, government, or end user, effectively transitioning the company into an Independent Power Producer (“IPP”).

“Our long track record of success in operations, maintenance, and asset management is a formidable foundation and gateway to become an IPP, which will deliver long-term, profitable growth,” added Dr. Lu. “Previously, we were focused on comprehensive value chain efficiency. Now, we are all about using that experience and resources to scale. We will use our expertise gained from small feed-in tariff (FIT) solar gardens in Ontario and community solar farms in the U.S. to construct and operate utility scale solar farms of more than 100 megawatts peak in the abundance of carbon-intense markets, where price parities make solar the smart environmental and financial choice.”

He continued, “This multi-prong strategy benefits us in many ways, including providing one-time and recurring revenue streams generated across various time frames, as our projects will range from six months to five years from start to finish. We are clearly differentiated and our brand synonymous with quality and professionalism to deliver turnkey products. More than 30 states have implemented Renewable Portfolio Standards and the new Inflation Reduction Act has earmarked $369 billion for energy security and fighting climate change(1), giving us nearly unlimited opportunities to repeat nationwide our successes in Ontario and Eastern U.S.”

(1)	https://home.treasury.gov/news/press-releases/jy1128

ABOUT SOLARBANK CORPORATION

SolarBank Corporation is an independent renewable and clean energy project developer focusing on distributed and community solar projects in Canada and the USA. The Company develops solar projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading solar markets including projects with utilities, host off-takers, community solar, and virtual net metering projects.

For further information, please contact:

SolarBank Corporation

Tracy Zheng

Email: tracy.zheng@abundantsolarenergy.com

Phone: 416.494.9559

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its revenue, expenses and operations; industry trends and overall market growth; the Company’s growth strategies; the Company’s intention to become an IPP; the Company’s solutions for its customers; support for local communities; fighting climate change and democratization of clean energy access; future profitable growth; the Company’s competitive position; the megawatt capacity and type of future solar projects; the regulatory environment in which the Company operates; the commencement of trading the Company’s shares on the CSE and the timing thereof. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the final long form prospectus of the Company dated February 10, 2023, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar projects exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of COVID-19 on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The securities referred to herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, persons within the United States absent registration or available exemptions from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. ‘United States’ are as defined in Regulation S under the U.S. Securities Act.